UNITED STATES
                     SECURITIES EXCHANGE COMMISSION
                         Washington, D.C. 20549


                              SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                     Vulcan International Corporation
                     --------------------------------
                             (Name of Issuer)


                                  common
                      ------------------------------
                      (Title of Class of Securities)


                                 929136109
                              --------------
                              (CUSIP Number)


                             Deliaan A. Gettler
                         9200 Old Indian Hill Road
                        Cincinnati, Ohio 45243-3438
                              (513)  561-4441
                ---------------------------------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                   2-3-98
                                   ------


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of rule 13d-1(b)(3) of (4), check on the following line
                 ------

                                SCHEDULE 13D



CUSIP No.   929136


1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Gettler Family Special 1997 Trust
      I.R.S. I.D. #31-6589784


2  CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP          (a)
                                                                 ------
                                                              (b)
                                                                 ------
       Not Applicable


3  SEC USE ONLY


4  SOURCE OF FUNDS

      The Trust received $626,000 as a gift from Benjamin Gettler on January 20 and January 23, 1998. On the date of purchase, February 3, 1998, the Trust paid Benjamin Gettler $600,000 in cash and gave him Promissory
      Note in the amount of $5,276,500 for the balance of the purchase price.


5  CHECK LINE IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
   (2d) or 2(e)
                                                                   -----
       Not Applicable


6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Hamilton County, Ohio


NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
       230,000  *Deliaan Gettler, Trustee of Gettler Family Special 1997 Trust


8  SHARED VOTING POWER
       Not Applicable

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

9   SOLE DISPOSITIVE POWER
       230,000


10  SHARED DISPOSITIVE POWER
       Not Applicable


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       230,000


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        -----
       Not Applicable


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      18.99%


14  TYPE OF PERSON REPORTING
      00 (Trust)



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
                        VULCAN INTERNATIONAL CORPORATION
                        --------------------------------


Item 1:  Security and Issuer:
             This statement refers to the common stock of Vulcan International Corporation. The Chairman and Chief Executive Officer is Benjamin Gettler, whose address is 9200 Old Indian Hill Rd., Cincinnati, OH 45243-3438.

Item 2:  Identity and Background:
             The name of the person filing this statement is the Gettler Family Special 1997 Trust. The Trust was formed on December 17, 1997 in Hamilton County, Ohio. Its address is: 9200 Old Indian Hill Rd., Cincinnati, OH 45243-3438. The Trustee is Deliaan Gettler at the same address. It is a Trust set up by Benjamin Gettler, the husband of Deliaan Gettler for the benefit of members of the Gettler family. Neither the Trustee nor any beneficiary of the trust has during the last five years been convicted in a criminal proceeding or subject to a judgment as the result of a civil proceeding of a judicial or administrative body.

Item 3:  Source and Amount of Funds for Other Considerations:
             The Trust received $626,000 as a gift from Benjamin Gettler on January 20 and January 23, 1998. On the date of purchase, February 3, 1998, the Trust paid Benjamin Gettler $600,000 in cash and gave him a Promissory Note in the amount of $5,276,500 for the balance of the purchase price.

Item 4:  Purposes of Transaction:
             The purpose of the transaction was for the trust to make an investment for the benefit of family members.

Item 5:  Interest and Securities of the Issuer:
             (a)  230,000 shares representing 18.99%
             (b) Deliaan Gettler, Trustee, has sole voting and dispositive power with respect to the securities referred to in Items 5 (a).
             (c)  Not Applicable
             (d)  Not Applicable
             (e)  Not Applicable

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:
              Not Applicable

Item 7:  Material to be Filed as Exhibits:
              Promissory Note from Gettler Family Special 1997 Trust to Benjamin Gettler dated February 3, 1998.

                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         GETTLER FAMILY SPECIAL 1997 TRUST
Dated: February 20, 1998             By:
       -----------------                 ----------------------------------
                                         Deliaan A. Gettler, Trustee



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